UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Pure Biofuels Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

74621R104
(CUSIP Number)

Plainfield Asset Management LLC
333 Ludlow Street
Stamford, CT 06902
Attention: General Counsel
Telephone: (203) 302-1700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 74621R104

1.	Name of Reporting Persons: Plainfield Special Situations Master Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 553,186,465 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 553,186,465 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,186,465 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 87.0% (1)

14.	Type of Reporting Person (See Instructions): CO, HC

(1) Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

CUSIP No. 74621R104

1.	Name of Reporting Persons: Plainfield Peru I LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 553,186,465 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 553,186,465 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,186,465 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 87.0%

14.	Type of Reporting Person (See Instructions): OO

 (1) Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

CUSIP No. 74621R104

1.	Name of Reporting Persons: Plainfield Peru II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 553,186,465 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 553,186,465 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,186,465 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 87.0%

14.	Type of Reporting Person (See Instructions): OO

(1) Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

CUSIP No. 74621R104

1.	Name of Reporting Persons: Plainfield Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 553,186,465 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 553,186,465 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,186,465 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 87.0%

14.	Type of Reporting Person (See Instructions): IA, OO
                                                                  ☐

(1) Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

CUSIP No. 74621R104

1.	Name of Reporting Persons: Max Holmes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 553,186,465 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 553,186,465 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,186,465 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 87.0%

14.	Type of Reporting Person (See Instructions): IN

(1) Includes 153,696,959 shares of common stock acquired by the Reporting Persons and 399,489,506 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 12 (this “Amendment”) amends certain information in the statement on Schedule 13D, initially filed on September 21, 2007 by the Reporting Persons, as amended by Amendment No. 1 filed on January 31, 2008, Amendment No. 2 filed on April 3, 2008, Amendment No. 3 filed on August 6, 2008, Amendment No. 4 filed on November 7, 2008, Amendment No. 5 filed on December 11, 2008, Amendment No. 6 filed on March 17, 2009, Amendment No. 7 filed on April 2, 2009, Amendment No. 8 filed on April 13, 2009, Amendment No. 9 filed on July 24, 2009, Amendment No. 10 filed on June 11, 2010 and Amendment No. 11 filed on February 10, 2011 (as amended, the “Initial Statement”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of Pure Biofuels Corp. (the “Issuer”), which has its principal executive office at 701 Brazos Street, Suite 1050, Austin, TX 78701.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement. All capitalized terms used herein shall have the meanings given to them in the Initial Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph as a new paragraph prior to the penultimate paragraph of Item 4:

On February 25, 2011, Peru I loaned $498,830.00 to Biofuels de Peru at an annual interest rate of 8.5%, evidenced by a Promissory Note in the original principal amount of $498,830.00 (the “February 25, 2011 Promissory Note”). The February 25, 2011 Promissory Note is due and payable on August 25, 2011.

The foregoing summary of the February 25, 2011 Promissory Note does not purport to be complete and is qualified in its entirety by reference to the February 25, 2011 Promissory Note attached hereto as Exhibit 31 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following at the end thereof:

31. Promissory Note, dated February 25, 2011, in the original principal amount of $498,830.00 issued to Peru I by Biofuels de Peru.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2011

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD PERU I LLC

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
General Counsel, Managing Director and Secretary

PLAINFIELD PERU II LLC

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
General Counsel, Managing Director and Secretary

PLAINFIELD ASSET MANAGEMENT LLC

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
General Counsel

MAX HOLMES

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

 *Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, incorporated by reference to Exhibit 1 of the Initial Statement.